EXHIBIT 12.1

HSN, Inc.
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(In thousands, except ratios)
		Year Ended December 31,
	2016	2015	2014	2013	2012

Income from continuing operations before income taxes	$189,728	$268,854	$277,527	$276,141	$219,870

Fixed charges:
Interest expense (a)	16,174	15,316	7,266	6,718	20,811
Estimated interest portion of rental expense	9,201	8,932	8,269	7,614	7,301
Total fixed charges	25,375	24,248	15,535	14,332	28,112
Income from continuing operations before income taxes and fixed charges	$215,103	$293,102	$293,062	$290,473	$247,982
Ratio of earnings to fixed charges	8.5	12.1	18.9	20.3	8.8

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.